UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                              VIKING SYSTEMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    926850101
                                 (CUSIP Number)

                                Donald E. Tucker
                               1626 Clemson Circle
                               La Jolla, CA 92037
                                 (619) 889-7401
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 22, 2005
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 926850101                                                  PAGE 2 OF 5

                                  SCHEDULE 13D
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          1            NAMES OF REPORTING PERSONS           Donald E. Tucker

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
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          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [ ]
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          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF - Personal Funds
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
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  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   27,743,650 (1)
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      27,743,650 (1)
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       27,743,650 (1)
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       82.2% (2)
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------
(1) Includes (i) 24,618,650 shares of common stock owned of record; (ii) 2,500,000 shares issuable upon conversion of convertible promissory note; and
(iii) 650,000 shares issuable upon exercise of presently exercisable warrant.

(2) There are currently 30,608,650 shares of the Issuer's common stock issued and outstanding of which Donald E. Tucker owns 24,618,650 or 80.4%. Assuming he converted his convertible promissory note into 2,500,000 shares of the Issuer's common stock and exercised his warrant to purchase 650,000 shares of the Issuer's common stock, there would be 33,758,650 shares of the Issuer's common stock issued and outstanding of which Donald E. Tucker would own 27,743,650 or approximately 82.2%

CUSIP NO. 926850101                                                  PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

     Title of Class of Equity Securities: Common Stock, Par Value $0.001. Name and Address of Principal Executive Offices of the Issuer: Viking Systems, Inc., 7514 Girard Ave, Suite 1509, La Jolla, CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Donald E. Tucker. Donald E. Tucker, a U.S. citizen, is a Senior Partner with an international consulting and technology company and has over 24 years of consulting experience across a number of industry segments, including the medical technology, diagnostics and devices industry segments. Mr. Tucker's residential address is 1626 Clemson Circle, La Jolla, CA 92037.

     During the last five years, Mr. Tucker has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     A total of 3,125,000 shares were acquired by Mr. Tucker in 2003 and were paid for with his personal funds. This transaction was reported upon in a previous Schedule 13(d). In June 2004, Mr. Tucker loaned the Issuer $100,000. On July 31, 2004, he converted $50,000 of such loan into 125,000 shares of the
Issuer's common stock at the rate of $.40 per share. This acquisition was effected through a private offering of common stock that Viking completed in July 2004. A total of 1,250,000 shares were issued by the Issuer to approximately 16 persons in connection with such private placement, one of which was Mr. Tucker who acquired the 125,000 shares described in this paragraph.

     Effective December 8, 2004, Mr. Tucker converted 5,000,000 shares of Viking's Series A Preferred Stock into 20,000,000 shares of Viking's common stock. Mr. Tucker had previously paid $400,000 for such Series A Preferred Stock or $.08 per share of Series A Preferred Stock. The effective price per share of the 20,000,000 shares of common stock issued in connection with the Series A Preferred Stock was $.02 per share. Mr. Tucker used his own funds to acquire the Series A Preferred Stock in February and March 2004.

     Effective March 22, 2005, Mr. Tucker converted a promissory note in the principal amount of $500,000 together with accrued interest, into 1,291,650 shares of the Issuer's common stock at a price of $.40 per share. The loans made to the Issuer which were evidenced by the promissory note were from Mr. Tucker's personal funds.

CUSIP NO. 926850101                                                  PAGE 4 OF 5

     Effective  March 22, 2005,  Mr. Tucker  converted an additional  promissory note in the principal amount of $500,000 into a 10% Secured Convertible Promissory Note issued by the Issuer as part of a $2,750,000 Secured Note Transaction. As additional consideration for investors purchasing the 10% Convertible Promissory Notes from the Issuer, each investor, including Mr. Tucker, was issued a Warrant to purchase shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) Mr. Tucker is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Tucker anticipates that he may provide additional capital to the Issuer and in consideration thereof, he will be issued additional shares of common stock or shares of the Issuer's preferred stock which would likely be convertible into common stock. Mr. Tucker has no present intent to take any action that would result in:

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any subsidiary thereof;

     (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Tucker will continue to review his investment in the Issuer and reserve the right to change his intentions with respect to any or all of such matters.

CUSIP NO. 926850101                                                  PAGE 5 OF 5

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of March 22, 2005, Mr. Tucker beneficially and of record owned 27,743,650 shares of the Issuer's common stock, which represented 82.20% of the class. These amounts give effect to the potential conversion of the 10% Secured Promissory Note owned by Mr. Tucker and the exercise of the Warrant owned by Mr. Tucker which are described above.

     (b) As of March 22, 2005, Mr. Tucker had the sole power to vote and dispose of all shares of the Issuer's stock held by him.

     (c) The only transaction in the Issuer's common stock effected by Mr. Tucker during the last sixty days was the conversion of the promissory note discussed in Item 3 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Tucker.

     (e) Mr. Tucker continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the his conversion rights related to his shares of Series A Preferred Stock described above, there are no contracts, arrangements, understanding or relationships between Mr. Tucker and any other person, or with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 23, 2005                          /s/ DONALD E. TUCKER
                                        ----------------------------------------
                                        Donald E. Tucker